WESTERN WIND ENERGY CORP.

632 Foster Avenue	Telephone: (604) 781-4192
Coquitlam, BC V3J 2L7	Facsimile: (604) 939-1292
www.westernwindenergy.com

NEWS RELEASE

April 1, 2005

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 15,332,083

The Company has closed the third and final tranche of the non-brokered private placement announced in the Company's news release of February 9, 2005. The Company issued 500,000 units at a price of $0.82 per unit. Each unit is comprised of one common share and one share purchase warrant. One warrant will entitle the holder to purchase one common share at a price of $1.03 per share until March 31, 2007. The hold periods for the units and the underlying securities expire on August 1, 2005.

The Company is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. The Company conducts its operations through wholly owned subsidiaries in Arizona, California and, in Canada, in the province of New Brunswick. Management of the Company includes individuals involved in the operation of a utility scale wind park in California that has been in business since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS “Jeffrey J. Ciachurski” Jeffrey J. Ciachurski President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.